UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Quest Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

74836B 20 9

(CUSIP Number)

Jerry D. Cash

210 Park Avenue, Suite 2750

Oklahoma City, OK 73102

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 15, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836B 20 9

1	NAMES OF REPORTING PERSONS: Quest Resource Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 90-0196936
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,201,521(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER; 3,201,521(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,201,521(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

On November 15, 2007, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Quest Resource Corporation contributed assets to the Issuer and received 3,201,521 common units and 8,857,981 subordinated units.

(2)	The 8,857,981 subordinated units may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to commons units representing limited partner interests (the “Common Units”) of Quest Energy Partners, L.P. (the “Issuer”), a Delaware limited partnership, which has its principal executive office at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma, 73102.

Quest Resource Corporation also is the beneficial owner of subordinated units representing limited partner interests of the Issuer (the “Subordinated Units”), which are convertible on a one-for-one basis into Common Units as described in Item 6 below. The beneficial ownership reported in this Schedule 13D assumes that at November 15, 2007, after giving effect to the issuance by the Issuer of 9,100,000 Common Units in the initial public offering of the Issuer, there were 12,301,521 Common Units outstanding.

Item 2.	Identity and Background

(a)-(c)  This Schedule 13D is being filed by Quest Resource Corporation (“QRC”), a Nevada corporation. QRC’s business address is 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma, 73102. QRC is a holding company that does not directly engage in any business activities. Its subsidiaries are engaged in the exploration, development and production of natural gas and oil.

(d)-(e) During the past five years, QRC has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors (the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated herein. To QRC’s knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed in July 2007 as a Delaware limited partnership to own and operate the business that has historically been conducted by Quest Cherokee, LLC (the “Operating Company”) and its subsidiary. Prior to November 15, 2007, the Operating Company was a wholly-owned subsidiary of QRC.

In connection with the closing of the Issuer’s initial public offering of Common Units on November 15, 2007, through a series of transactions, QRC conveyed all of its membership interests in the Operating Company to the Issuer. In exchange for those membership interests, QRC received 3,201,521 Common Units, 8,857,981 Subordinated Units, all of the general partner interest and the incentive distribution rights of the Issuer.

Item 4.	Purpose of Transaction

QRC acquired the Common Units reported herein solely for investment purposes. QRC may make additional purchases of Common Units either in the open market or in private transactions depending on QRC’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes the plans or proposals that QRC may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)        The information with respect to the possible future conversion of the Subordinated Units into Common Units set forth in Item 6 below is incorporated herein. The Issuer may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards to employees, consultants and directors of Quest Energy GP, LLC, the Issuer’s general partner (the “General Partner”) and its affiliates who perform services for the Issuer pursuant to the Issuer’s Long-Term Incentive Plan (the “Plan”) adopted by the General Partner. The Issuer may acquire Common Units to issue pursuant to the Plan on the open market, directly from the Issuer, from QRC, or otherwise.

(b)        None.

(c)        None.

(d)       The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is controlled by QRC. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. As sole owner of the General Partner, QRC will have the ability to elect all the members of the board of directors of the General Partner. Currently, the General Partner has two independent members on its board of directors. In accordance with NASDAQ Global Market rules, QRC plans to elect the third independent member to the General Partner’s board of directors within 90 days after listing of the Issuer’s Common Units on the NASDAQ Global Market.

(e)        QRC, as the owner of the General Partner, may cause the Issuer to change its dividend policy or its capitalization through the issuance of debt or equity securities, from time to time in the future.

(f)        None.

(g)        None.

(h)        None.

(i)        None.

(j)        Except as described in this Item 4, QRC does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. QRC may change its plans or proposals in the future. In determining from time to time to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, QRC will take into consideration such facts as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to QRC. QRC reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)(1)          QRC is the sole beneficial owner of, and has the sole power to vote, or to direct the vote, sole power to dispose or to direct the disposition of, 3,201,521 Common Units, which in the aggregate represents approximately 26.0% of the outstanding Common Units. QRC is also the sole beneficial owner of 8,857,981 Subordinated Units, which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions as described in Item 6 below.

(2) As shown on Schedule I, the Listed Persons do not beneficially own any Common Units.

(c)        There have been no reportable transactions with respect to the Common Units within the last 60 days by QRC except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

(d)       No person other than QRC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Issuer Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Pursuant to the terms of the Issuer Partnership Agreement, the subordination period generally will end if the Issuer has earned and paid at least $0.40 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2012. The subordination period will also end if the unitholders remove the General Partner other than for cause and units held by the General Partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages. Depending on the matter subject to a vote, holders of the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Limited Liability Company Agreement of the General Partner

Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “LLC Agreement”), QRC has the right to elect the members of the board of directors of the General Partner.

Credit Agreement

QRC entered into a Credit Agreement, dated as of November 15, 2007 (the “Credit Agreement”). The 3,201,521 Common Units and 8,857,981 Subordinated Units beneficially owned by QRC are pledged to the lenders under the Credit Agreement as security. The Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default relating to defaults of QRC and certain of its subsidiaries.

References to, and descriptions of, the Issuer Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Issuer Partnership Agreement filed as Exhibit 3.1 to the Issuer’s amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2007, which is incorporated herein in its entirety in this Item 6. References to, and descriptions of, the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 21, 2007, which is incorporated herein in its entirety in this Item 6. References to, and descriptions of, the Credit Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Credit Agreement filed as Exhibit 10.4 to QRC’s Current Report on Form 8-K filed with the Commission on November 21, 2007, which is incorporated herein in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A

Contribution, Conveyance and Assumption Agreement, dated November 15, 2007, among Quest Resource Corporation, Quest Energy Partners, L.P., Quest Energy GP, LLC, Quest Cherokee, LLC, Quest Oil & Gas, LLC, and Quest Energy Service, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 21, 2007).

Exhibit B

First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s amended Current Report on Form 8-K/A filed on December 7, 2007).

Exhibit C

Amended and Restated Limited Liability Company Agreement of Quest Energy GP, LLC (incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on November 21, 2007).

Exhibit D

Credit Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, as the Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.4 to QRC’s Current Report on Form 8-K filed on November 21, 2007).

Exhibit E

Pledge and Security Agreement for Credit Agreement by Quest Resource Corporation for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to QRC’s current report on Form 8-K filed on November 21, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2007

QUEST RESOURCE CORPORATION

By:	/s/ Jerry D. Cash
Jerry D. Cash
Chief Executive Officer

SCHEDULE I

Name	Position and Present Principal Occupation	Common Units Owned
Jerry D. Cash	Chairman of the Board, Chief Executive Officer, President and Director of Quest Resource Corporation; Chairman of the Board, Chief Executive Officer and Director of Quest Energy GP, LLC	0
David E. Grose	Chief Financial Officer, Treasurer and Secretary of Quest Resource Corporation and Quest Energy GP, LLC	0
David C. Lawler	Chief Operating Officer of Quest Resource Corporation; Chief Operating Officer and Director of Quest Energy GP, LLC	0
David W. Bolton	Executive Vice President – Land of Quest Resource Corporation and Quest Energy GP, LLC	0
Steven L. Hochstein	Executive Vice President – Exploration and Resource Development of Quest Resource Corporation; Executive Vice President – Exploration/A&D of Quest Energy GP, LLC	0
Bryan T. Simmons	Executive Vice President – Acquisitions and Divestitures of Quest Resource Corporation	0
Richard Marlin	Executive Vice President – Engineering of Quest Resource Corporation and Quest Energy GP, LLC	0
Jack T. Collins	Executive Vice President – Investor Relations of Quest Resource Corporation	0
Jon H. Rateau	Director of Quest Resource Corporation; Vice President of Business Development of Alcoa Primary Metals, Energy Division, a primary aluminum producer company	0
John C. Garrison	Director of Quest Resource Corporation; certified public accountant	0
James B. Kite, Jr.	Director of Quest Resource Corporation; Chief Executive Officer of Boothbay Royalty Company, an investment company with primary concentration in the oil and gas exploration and production field	0
N. Malone Mitchell III	Director of Quest Resource Corporation; venture capitalist	0
William H. Damon III	Director of Quest Resource Corporation; Chief Executive Officer of Cummins & Barnard, Inc., an engineering-consulting firm focused on power generation development and engineering projects for electric utilities and independent power producers	0

Each of the above named persons is a U.S. citizen.

The principal business address for each of the persons listed above is c/o Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102.